Exhibit 99.1

Logistic Properties of the Americas Announces Leadership Structure Evolution Strengthening the Organization

Annette Fernandez Appointed as Chief Operating Officer

Paul Smith Appointed Chief Financial Officer

SAN JOSÉ, Costa Rica- May 13, 2024 – Logistic Properties of the Americas (“LPA”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, today announced an evolution of its leadership structure establishing a COO role with a separate CFO position to further strengthen the team, aligned with LPA’s next phase of growth following its NYSE listing in March 2024.

LPA’s Chief Financial Officer (CFO), Annette Fernandez will be appointed as Chief Operating Officer (COO) of LPA, effective May 13, 2024, reflecting Annette’s considerable tenure at LPA as well as the Company’s long-term growth initiatives and an organizational alignment focused on future performance. Paul Smith has joined LPA to assume the Chief Financial Officer role, also effective May 13, 2024. Mr. Smith has more than 15 years of experience as a CFO of public and private companies- including VTrips Holdings, Hoteles City Express, Envases Universales, SAPI, and Grupo Marti- where he gained a deep understanding of real estate transactions, financing negotiation, cross-border acquisitions and integrations, and of Latin American markets, Mexico in particular.

Esteban Saldarriaga, CEO of LPA, said, “Annette has been an outstanding contributor and invaluable member of LPA’s executive leadership team, having served as CFO of LatAm Logistic Properties, S.A. since 2017 and throughout a period of significant transformation and growth, culminating in LPA’s successful NYSE listing. As we look to LPA’s future, Annette is well-matched to the task of driving our firm forward as our Company’s COO. Her strategic and collaborative leadership has contributed significantly to our transition to a publicly traded company.” He continued, “Paul brings the experience and depth of financial knowledge to take our work to the next level, and I’m pleased to welcome him to the LPA team to lead our financial operations.” He continued, “This leadership evolution leverages our Company’s solid operational foundation to build on the strong momentum across the Company and execute our growth strategy.”

“I am honored to assume Logistic Properties of the Americas’ COO role, and am particularly grateful to my LPA colleagues and the continued support of Esteban and our board of directors,” said Annette Fernandez. “We will continue to build on our strong foundation to deliver industrial real estate solutions for our customers, invest in talent and capabilities, and create value for our shareholders.”

“I’m thrilled to join Logistic Properties of the Americas at such a pivotal moment in its history and feel privileged to have the opportunity to join LPA’s management team, where I can leverage my considerable experience and knowledge to drive continued financial growth and operational excellence,” commented Paul Smith, incoming Chief Financial Officer at LPA. “I look forward to the future ahead, as we work on executing our strategic objectives and ensuring a smooth transition for all stakeholders.”

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA’s strong customer relationships and insight is expected to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of December 31, 2023, LPA consisted of an operating and development portfolio of thirty-four logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Media Relations Contact:

Zach Kouwe / Kendal Till

Dukas Linden Public Relations

+1 646-722-6533

LLP@dlpr.com

Investor Relations Contact:

Jennifer Carranza

Logistic Properties of the Americas

+506 2204-7020

ir@lpamericas.com

Barbara Cano

InspIR Group

+1 917 861 2530

barbara@inspirgroup.com